Exhibit 99.1

WiLAN to Present at Pender Investment Conference

OTTAWA, Canada – June 6, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) will present at the Pender investment conference at the Four Seasons Hotel Vancouver in Vancouver, British Columbia. The presentation will take place on Thursday, June 14, 2012 at 2:50 pm Pacific Time. Presenting from management will be Jim Skippen, President & CEO.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 255 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2012	1